EXHIBIT 99.1

Utah Legislators to Tour Anfield Energy’s Velvet-Wood Critical Minerals Project

DOGM-Hosted Delegation of ~20 Lawmakers to Visit Site August 12, 2026, to See How State and Federal Policy Initiatives Are Accelerating Responsible Domestic Uranium and Vanadium Production*

VANCOUVER, British Columbia, June 30, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that the Utah Division of Oil, Gas and Mining (DOGM) is hosting an informational tour of the Company’s Velvet-Wood uranium-vanadium project in San Juan County, Utah, for a delegation of approximately 20 members of the Utah Legislature on August 12, 2026.

The tour will give legislators a firsthand view of the active project site and include presentations on development progress, construction milestones, and the measurable impact of supportive legislative and regulatory frameworks at both the state and federal levels. The delegation is particularly interested in understanding how these initiatives have enabled rapid advancement of the project and how continued policy support can further strengthen Utah’s role in America’s critical minerals supply chain.

“We are honored to partner with DOGM on this important educational tour and to welcome Utah’s legislators to Velvet-Wood,” said Corey Dias, CEO of Anfield. “This project exemplifies what is possible when federal and state governments align behind clear national priorities — securing domestic supplies of uranium and vanadium that power clean energy, supporting medical and defense applications, and reducing reliance on foreign adversaries. The expedited permitting path established under the Trump Administration’s energy emergency declaration, followed by swift state approval from DOGM, has translated directly into on-the-ground progress at Velvet-Wood. We look forward to showing lawmakers the results and discussing how ongoing legislative leadership can keep Utah at the forefront of responsible critical minerals development.”

Policy Milestones Driving Project Momentum

  May 2025: Under President Trump’s national energy emergency declaration and the Administration’s directive to accelerate domestic critical minerals production, the U.S. Department of the Interior (DOI) selected Velvet-Wood for expedited permitting. This included a groundbreaking accelerated environmental review process (announced May 13, 2025, with approval following on May 27, 2025), completing what was among the first such fast-track reviews for a uranium project. The approval featured minimal new surface disturbance (approximately three acres) while reopening and expanding an existing underground mine.
  October 7, 2025: Building directly on the federal momentum, DOGM granted formal approval for Anfield to advance Velvet-Wood to construction. This key state permit completed the primary regulatory pathway and enabled groundbreaking in November 2025.

These aligned actions have allowed Anfield to complete Phase One surface construction in 2026 (including road improvements, topsoil management, power installation, and decline rehabilitation) and move into Phase Two underground development and dewatering. The project remains on track for first production by the end of 2026 as part of Anfield’s integrated hub-and-spoke strategy centered on the fully permitted Shootaring Canyon Mill — one of only three conventional uranium mills in the United States.

Velvet-Wood is a past-producing mine with a proven track record (historical output of approximately 4 million pounds of U₃O₈ and 5 million pounds of V₂O₅). Current mineral resources support a compelling development case with a small environmental footprint and strong reclamation planning. The project is expected to deliver meaningful economic benefits to rural San Juan County through direct employment, local contracting, and tax/royalty contributions while advancing U.S. goals for energy security and critical minerals independence.

About Anfield Energy Inc.

Anfield Energy is a uranium and vanadium development and near-term production company committed to becoming a significant supplier of energy-related fuels through sustainable, efficient growth of its U.S.-based assets. The Company’s flagship asset is the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the country. Anfield’s portfolio includes the advanced Velvet-Wood project (Utah) and other conventional uranium-vanadium assets in Utah, Colorado, Arizona, and New Mexico. All of Anfield’s assets are located in the United States, positioning the Company to help meet America’s growing nuclear fuel needs. The U.S. consumes nearly 50 million pounds of uranium annually yet produces only a small fraction domestically.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Contact:
Anﬁeld Energy Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the DOGM’s informational tour of Velvet-Wood and the Company’s business plans, objectives and strategies of operations, including, without limitation, the advancement of construction at Velvet-Wood to Phase Two and production targeted for the end of 2026. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks that the DOGM tour may not be completed as contemplated, or at all; risks that the Company’s plans for development and/or production at Velvet-Wood may not progress as contemplated, or at all; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.